

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Ron J. Copher
Executive Vice President and CFO
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

> **Re: Glacier Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-41170**

Dear Ron J. Copher:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance